[RLI Corp. Letterhead]

December 6, 2006

Via EDGAR
Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

Re:                               RLI Corp.
Form 10-K for fiscal year ended December 31, 2005
File No. 1-09463

Dear Mr. Rosenberg:

On behalf of RLI Corp. (“RLI”), this is a preliminary response to the Securities and Exchange Commission (“SEC”) staff letter dated November 16, 2006 to Mr. Jonathan E. Michael containing the staff’s comments with respect to RLI’s Form 10-K Annual Report for the Fiscal Year Ended December 31, 2005.

RLI, together with our outside advisors, is in the process of analyzing the comments, which are relatively detailed, and require a thorough analysis and aggregation of critical information / data. Also, we are scheduled to have a conference call on December 7, 2006 to get clarification and discuss some elements of the SEC staff comments. As a result, we should be able to provide our full written response by January 15, 2007.

Prior to then, please do not hesitate to contact me (as principal contact person for RLI) with any questions or to discuss.

Daniel O. Kennedy
General Counsel, RLI Corp.
309-693-5849

Very truly yours,

RLI Corp.
By:	/s/ Daniel O. Kennedy
Daniel O. Kennedy, V.P. & General Counsel

cc:                                 Jonathan E. Michael
Joseph E. Dondanville